HUHTAMAKI

TAKING PACKAGING FURTHER

Securities and Exchange Commission
450 Fifth Street, N.W., Stop 1-4

Washington, D.C. 20549
USA

October 2, 2003

Re: Huhtamäki Oyj, File No. 82.2925

Dear Sirs,

We enclose on behalf of Huhtamäki Oyj, a Finnish company the following information pursuant the exemption from the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder:

Stock Exhange Announcement:

HUHTAMAKI TO ADOPT INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS/IAS)

Yours sincerely,

Annemari Päiviö
Marketing Assistant

HUHTAMAKI

TAKING PACKAGING FURTHER

PRESS RELEASE

October 2, 2003

HUHTAMÄKI OYJ STOCK EXCHANGE ANNOUNCEMENT 2.10.2003 AT 11.30 1(1)

HUHTAMAKI TO ADOPT INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS/IAS)–

Huhtamaki will adopt International Financial Reporting Standards (IFRS) in its financial reporting starting with the third quarter Interim Report, which will be published on October 22, 2003 at 1.00 p.m. Finnish time.

Prior to that, on October 16 at 1.00 p.m. Finnish Time, Huhtamaki will publish its comparative 2002 (Q1-Q4) and 2003 (Q1-Q2) financial statements in accordance with IFRS using January 1, 2002 as the transition date. The restated financial statements will also be posted on Huhtamaki's website www.huhtamaki.com.

There will be an analyst conference of the topic at Huhtamaki's Espoo Head Office on October 17 at 10.00 a.m. Finnish time (Address: Länsituulentie 7, Tapiola).

Inquiries:
Mr. Markus Holm, Investor Relations Manager
Office +358-9-6868 8519
Mobile +358 50 577 4061

HUHTAMÄKI OYJ

Huhtamäki Oyj
Länsituulentie 7, FIN-02100 Espoo, Finland, Tel. +358 9 6868 81, Fax +358 9 660 622, www.huhtamaki.com